UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB
                                  Amendment #2

                        GENERAL FORM FOR REGISTRATION OF
                  SECURITIES Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934



                         Destiny Media Technolgies Inc.
                         ------------------------------
        (Exact name of Small Business Issuer as specified in its charter)


            Colorado                                     84-1516745
            --------                                     ----------
(State or other Jurisdiction of                (IRS Employer Identification No.)
Incorporation or Organization)

 555 West Hastings Street, Suite 950, Vancouver British Columbia CANADA V6B 4N4
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)

                    Issuer's Telephone Number, (604) 609-7736
                                               --------------


        Securities to be registered pursuant to Section 12(b) of the Act:
        -----------------------------------------------------------------
                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:
        -----------------------------------------------------------------
                         Common Stock $0.001 par value.
                         ------------------------------
                                (Title of Class)


                                  Page 1 of 95
                          Index to Exhibits on Page 36

                         Destiny Media Technologies Inc.

                                   Form 10-SB
                                TABLE OF CONTENTS
                                     PART I
                                                              Page

Item 1.  Description of Business.............................   3

Item 2.  Management's Discussion and Analysis or Plan of

         Operation...........................................  15

Item 3.  Description of Property.............................  24

Item 4.  Security Ownership of Certain Beneficial Owners
          and Management.....................................  24

Item 5.  Directors, Executive Officers, Promoters
         and Control Persons.................................  25

Item 6.  Executive Compensation..............................  29

Item 7.  Certain Relationships and Related Transactions......  30

Item 8.  Description of Securities...........................  31

                                     PART II

Item 1.  Market Price Of And Dividends on the Registrant's
         Common Equity and Related Stockholder Matters.......  32

Item 2.  Legal Proceedings...................................  33

Item 3.  Changes in and Disagreements with  Accountants......  33

Item 4.  Recent Sales of  Unregistered Securities............  33

Item 5.  Indemnification of  Directors and Officers..........  34

                                    PART F/S

Item 1.  Financial Statements................................  34

                                    PART III

Item 1.   Index to Exhibits                                    36

Item 2.   Description of Exhibits

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS
--------------------------------

Introduction
------------

Destiny Meda Technologies Inc. (hereinafter is also referred to as the "Company" and/or the "Registrant") is a company in the development phase. The Company was incorporated in August 1998 in the state of Colorado under the name Euro Industries Ltd.

The Company was originally involved in the acquisition and exploration of mining properties; however in July of 1999 with the start of the process involving the Company's acquisition of Destiny Software Productions Inc. and the introduction of a new management team, the Company became active in the software industry and ceased all of its work in the mining industry.

On October 20, 1999 the Company completed the process of acquiring Destiny Software Productions Inc.("Destiny Software"). Destiny Software is a western Canadian based software development company specializing in streaming media and MP3 products. Destiny has created its own proprietary compression format and technologies. It is currently developing the RadioDestiny Broadcast NetworkTM, where commercial and hobbyist radio stations can broadcast on the internet using the free RadioDestiny BroadcasterTM. The recently released Destiny Media PlayerTM is a combination MP3 player/internet radio receiver which contains a live and realtime directory of al the current broadcasters on the Destiny network.

The Company's principal office is located at 555 West Hastings Street, Vancouver, British Columbia V6B 4N4. The contact person is Mr. Steve Vestergaard, President and Director. The telephone number is (604) 609-7736; the facsimile number is (604) 609-0611. The Company currently maintains four websites which are radiodestiny.com; destiny-software.com; destinympe.com; and, streamingaudio.com.


The Company's authorized capital includes 100,000,000 shares of common stock with $0.001 par value. As of the close of the Company's latest fiscal year, August 31, 1999, there were 5,950,000 shares of common stock outstanding. As of December 29, 1999 there were 7,167,000 shares of common stock outstanding. On December 30, 1999 the Registrant announced that the Board of Directors had approved a three for one stock split. The split was affected in the form of a 200% stock dividend to the shareholders of record on December 30, 1999. The additional shares were to be distributed by American Securities Transfer and Trust Inc. ("AST"), the Registrant's transfer agent. Shareholders were required to exchange their existing shares as instructed by AST. The impact of the split was to increase the outstanding shares of the Registrant from 7,167,000 as of December 30, 1999 to 21,501,000. All reference to share data in this document refer to post split data.


The Company's common stock trades in the Pink Sheet Market under the symbol "DSNY".


The information in this Registration Statement is current as of February 11, 2000, unless otherwise indicated.


Historical Corporate Development
--------------------------------

Incorporation

The Company was incorporated in the state of Colorado on August 24, 1998 under the name Euro Industries Ltd. On November 9, 1999 the name of the Company was changed to Destiny Media Technologies Inc.

By March 1999, the Company sold 5,950,000 (pre-split) common shares for an aggregate purchase price of $59,500.00

The shares of common stock in the foregoing offering, were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 504 of the Securities Act of 1933, as amended and under the exemption to registration under Section 11-51-308(1)(p) of the Colorado Securities Act.

The shares of the Company began trading on the National Quotation Bureau's "Pink Sheets" on June 17, 1999.


On June 16, 1999, the Company entered into an agreement to purchase control of Destiny Software Productions Ltd., a company 100% owned by Steve Vestergaard who subsequently became the president of the Registrant. At the time of this transaction, Mr. Vestergaard owned 1.2 million shares of the Registrant. The 1.2 million shares represented 20% of the Registrant's outstanding shares. ("Destiny"). Since that time the business of the Company has centered on Destiny. The purchase price of Destiny was 600,000 common shares of the Company. (These shares were restricted and each certificate includes the following legend: "The shares represented by this Certificate have not been registered under the Securities Act of 1933 ("the Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. The shares may not be offered for sale, sold or otherwise transferred except pursuant to the effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.") This transaction was finalized on October 20, 1999 when the shares were physically issued to the owners of Destiny. The contract of sale required that the Company had to raise Cdn$1.1 million of which Cdn$1 million would be used for development of the Destiny products. The contract of sale further stipulated that a minimum amount of Cdn$250 thousand had to be raised by September 16, 1999 and this was accomplished by a loan from Jade & Co., a shareholder of the Company.


On June 16, 1999 the Company entered into a private placement whereby it sold 617,000 shares (pre-split) of its common stock at a price of Cdn$1.86 per common share. The net proceeds of this private placement was Cdn$1,100,000. This offering officially closed on November 9, 1999.


The Company is currently involved in a private placement whereby it is selling 1,000,000 units. Each unit consists of one common share and one warrant exercisable for a period of six months from the closing of the private placement. Each unit is selling for $1.00 and the warrants will give the holder the right to purchase one additional share of common stock for $3.00. This offering is being made under Regulation S to offshore investors. The stock is restricted for a period of one year and is then subject To Rule 144.


BUSINESS
--------

Media Internet Applications

Company Background including Destiny Software
---------------------------------------------


Destiny Software was formed as a private company by Steve Vestergaard who was subsequently appointed as the president of the Registrant. From 1992 until 1995, Destiny was involved solely in the development and sale of computer games. In 1992, Destiny developed a game called "Creepers" which was published by a subsidiary of Sony Corporation called Psygnosis. Also, in 1992 Destiny developed a game called "Solitaire's Journey" which was published by Quantum Quality Productions. In 1993, Destiny developed two games, called "Lucky's Casino Adventure" and "Origamo" which were also published by Quantum Quality Productions. Two other games developed in 1993 were "Time Out Sports Baseball" and "Time Out Sports Basketball" which were published by Microleague. In 1994, a game called "Blood Bowl" was developed by Destiny and published by Microleague. Three games were developed in 1995. "Dark Seed II" for Windows and "Dark Seed II" for Macintosh were both published by Cyberdreams, "MGM" and "Jam" was a Windows shareware product. In December of 1995,

Destiny's first internet radio prototype was started and this product was then released in April of 1996.

In June 1999 the Company purchased WonderFall Productions Inc. from Mr. Ed Kolic who was subsequently appointed as the Secretary and Chief Operating Officer of the Registrant. Wonderfall Productions Inc. had a history in computer games production and marketing. WonderFall Productions Inc. had two games, at the time of the sale, that had not been commercially released and the rationale for the acquisition by the Registrant of WonderFall Productions Inc. was so that it could exploit the potential of these games and gain access to Mr. Kolic's marketing skills.

The Company owns a proprietary media compression format known as ".dny". ("dny" is an intellectual property which was developed in-house with no third party involvement. The property is in the form of a trade secret, and can be patented and trademarked. At the present time there have been no patents or trademarks taken out for the "dny" intellectual property.) This format is used to deliver real time streaming media, such as internet radio, on an on-demand basis.


The ".dny" technology was developed by the Company because internet radio requires massive compression levels and data packets are not reliably transmitted across the internet. The Company's media compression technology recursively compresses an audio stream to any target compression ratio and, at the same time, interleaves and buffers data packets and estimates missing audio information.

Since developing this technology, Destiny Software has produced a media player and a java based streaming web clip compressor and player that allows users to add streaming audio clips to their web pages. The Company is also developing a low latency internet telephone; a voice e-mail package and, a voice based chat engine.

                                    Products
                                    --------

---- ------------------------------ -------------------------- ----------------
     Product                        Status                     Revenue
---- ------------------------------ -------------------------- ----------------
---- ------------------------------ -------------------------- ----------------
1    Broadcaster                    Commercially available     None, to date
---- ------------------------------ -------------------------- ----------------
2    MP3 Player                     Commercially available     Free item
---- ------------------------------ -------------------------- ----------------
3    Repeater (server based)        Commercially available     None, to date
---- ------------------------------ -------------------------- ----------------
4    Clipstream: Java               Commercially available     None, to date
---- ------------------------------ -------------------------- ----------------
5    Webcam                         Under development          None, to date
---- ------------------------------ -------------------------- ----------------
6    Ripper                         Under development          None, to date
---- ------------------------------ -------------------------- ----------------
7    Audio Chat                     Under development          None, to date
---- ------------------------------ -------------------------- ----------------
8    Internet Phone                 Under development          None, to date
---- ------------------------------ -------------------------- ----------------
9    Mission to Mars Game (Demo)    Under development          None, to date
---- ------------------------------ -------------------------- ----------------


Product Descriptions
--------------------

Products which are complete are available for download from the RadioDestiny website at www.radiodestiny.com. The voice chat and e-mail applications are not yet in releasable form.

Destiny Media Player(TM)

The Destiny Media Player(TM) is a combination MP3/Music player and radio receiver. The Destiny Media Player(TM) will receive two separate formats: live or automated broadcasts from the Destiny Station broadcaster and Audio-on-Demand which will stream from a standard HTTP server. In Radio mode a user can listen to radio broadcasts from any of stations on the RadioDestiny Broadcast Network(TM). Incorporated into the player are features such as a live directory of stations with direct email and weblink to these broadcasters. In Mp3 mode a user can play MP3 files directly from the player's instant library. The player automatically scans the users hard drive for existing music files and creates an Mp3 library. Another feature is the list of MP3 websites allowing a user to easily click a link to access MP3 sources. The Player also supports playback of streaming Mp3's, .wav and midi files, as well as music CD's. The Destiny Media Player(TM) is a small, yet powerful, application and can be downloaded and installed within two minutes. It will be distributed free from the Destiny web site, partner sites and via OEM agreements with computer and sound card manufacturers.

RadioDestiny Broadcaster(TM)

In live mode, the user simply puts their audio signal into the input of their sound card, configures the options and clicks 'start broadcast'. Their station is automatically added to the directory of stations at the Destiny portal. It is extremely easy to use.

In script mode, the user prerecords a set of audio files, then specifies a schedule for play back. A broadcaster could spend a couple of hours setting up the schedule for the week, then the automated DJ could play back the content 24 hours per day, 7 days per week.

The DestinyBroadcaster will also allow the input of metadata which are digital files such as album cover graphics, lyrics and other artist information that is of interest to music fans. This metadata then streams out simultaneously with music files to the Destiny Media Player allowing the listener to view this information as they are listening to the songs. This technology is unique to Destiny with no current competition.

ScreamingAudio(TM)
RadioDestiny Web Clip Player and Compressor

The compressor will convert a .WAV file into a streaming .DNY format. Destiny has developed an online audio based interactive radio play game based on this technology. It can be used to stream annual stockholders meetings, home shopping sites or other games.

Competition

The market for software and services for the Internet and intranets is relatively new, constantly changing and intensely competitive. As streaming media evolves into a central and necessary component of the Internet experience, more companies are entering the market for, and expending ever greater resources to develop, streaming media software and services, and competition is thus intensifying. Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger overall installed bases, more employees and significantly greater financial, technical, marketing, public relations and distribution resources than the Company.

The Company's two principal competitors in the development and distribution of streaming media technology are RealNetworks and Microsoft Corporation. Both Microsoft's and RealNetworks' commitment to and presence in the streaming media industry has significantly increased and will continue to increase competitive pressure in the overall market for streaming media software.

This could lead to increased pricing pressure which may result in price reductions in the Company's products.

In addition to Microsoft and RealNetworks the Company faces increased competition from other companies that are developing and marketing streaming media product offerings. As more companies enter the market with products and services that compete with the Company's players and tools, the competitive landscape could change significantly to the detriment of the Company.

The Company competes for user traffic and Internet advertising revenues with a wide variety of Web sites, ISP's and especially audio, video and other media aggregators, such as Broadcast.com and Microsoft's Web Events. While Internet advertising revenues across the industry continue to grow, the number of Web sites competing for such revenue is also growing rapidly. The Company's advertising sales force and infrastructure are still in early stages of development relative to its competitors. There can be no assurance that advertisers will place advertising with the Company or that revenues derived from such advertising will be material. In addition, if the Company fails to attract new customers or is forced to reduce proposed advertising rates the Company's business, financial condition and results of operations may be materially adversely affected.

Competitive factors in the streaming media market include the quality and reliability of software; features for creating, editing and adapting content; ease of use and interactive user features; scalability and cost per user; pricing and licensing terms; the emergence of new and better formats; and, compatibility with the user's existing network components and software systems. To expand its user base and further enhance the user experience, the Company must continue to innovate and improve the performance of its products. The Company anticipates that consolidation will continue in the streaming media industry and related industries such as computer software, media and communications. Consequently, competitors may be acquired by, receive investments from or enter into other commercial relationships with, larger, well-established and well-financed companies. There can be no assurance that the Company can establish or sustain a leadership position in this market segment. The Company is committed to working toward market penetration of its brand, products and services, which, as a strategic response to changes in the competitive environment, may require pricing, licensing, service or marketing changes intended to extend its current brand and technology franchise. Price concessions or the emergence of other pricing or distribution strategies by competitors may have a material adverse effect on the Company's business, financial condition and results of operations.

Government Regulation and Legal Uncertainties

The Company is not currently subject to direct regulation by any governmental agency other than laws and regulations generally applicable to businesses. It is possible that a number of laws and regulations may be adopted in both the United States and Canada with particular applicability to the Internet. Governments have and may continue to enact legislation applicable to the Company in areas such as content distribution, performance and copying, other copyright issues, network security, encryption, the use of key escrow data, privacy protection, caching of content by server products, electronic authentication or "digital" signatures, illegal or obscene content, access charges and retransmission activities. The applicability to the Internet of existing laws governing issues such as property ownership, content, taxation, defamation and personal privacy is also uncertain. Export or import restrictions, new legislation or regulation or governmental enforcement of existing regulations may limit the growth of the Internet, increase the Company's cost of doing business or increase it legal exposure.

Risk Factors

Dependence On Key Personnel:

The Company's success is dependent, to a large degree, upon the efforts of its current executive officers. The loss or unavailability of any such person could have an adverse effect on the Company. At the present time the Company does not maintain key man life insurance policies for any of these individuals. Also, the continued success and viability of the Company is dependent upon its ability to attract and retain qualified personnel in all areas of its business, especially management positions. In the event the Company is unable to attract and retain qualified personnel, its business may be adversely affected. There are currently only two employment agreements in place. Management is; however, currently negotiating agreements with the remaining executive officers of the Company.

Limited Operating History:

The Company has a limited operating history upon which to base an evaluation of its business and prospects. Operating results for future periods are subject to numerous uncertainties, and there can be no assurance that the Company will achieve or sustain profitability on an annual or quarterly basis. The Company's prospects must be considered in light of the risks encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. Future operating results will depend upon many factors, including the demand for the Company's software products, the level of product and price competition, the Company's success in attracting and retaining motivated and qualified personnel, and in particular, the growth of activity on the Internet World Wide Web as it relates to the internet broadcast industry.

History of Net Losses:

The Company has had net losses since its inception on August 24, 1998.

In the Period August 24, 1998 (date of inception) to August 31, 1999 the Company had a net loss of $59,500.

There can be no assurance that this trend will not continue.

Possible Dilution to Present and Prospective Shareholders:

The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

Risks of Product Defects and Product Liability:

As a result of their complexity, software products may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and testing and use by current and potential customers, errors will not be found in new products after commencement of commercial shipments. The occurrence of such errors could result in loss of or delay in market acceptance of the Company's products, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's product also may be vulnerable to break-ins and similar disruptive problems caused by Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through the computer systems of the Company's customers, which may result in significant liability to the Company and deter potential customers. The sale and support of the Company's products may entail the risk of liability claims. A product liability claim brought against the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

The Ability to Manage Growth:

Should the Company be successful in the sales and marketing efforts of its software products it will experience significant growth in operations. If this occurs, management anticipates that additional expansion will be required in order to continue its product development. Any expansion of the Company's business would place further demands on its management, operational capacity and financial resources. The Company anticipates that it will need to recruit qualified personnel in all areas of its operations, including management, sales, marketing, delivery and software development. There can be no assurance that the Company will be effective in attracting and retaining additional qualified personnel, expanding its operational capacity or otherwise managing growth. In addition, there can be no assurance that the Company's current systems, procedures or controls will be adequate to support any expansion of it's operations. The failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

Risk of System Failure and/or Security Risks:

Despite the implementation of security measures, the core of the Company's network infrastructure could be vulnerable to unforeseen computer problems. Although the Company believes it has taken steps to mitigate much of the risk, it may in the future experience interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Unknown security risks may result in liability to the Company and also may deter new customers from purchasing its software and services, and individuals from utilizing it. Although the Company intends to continue to implement and establish security measures, there can be no assurance that measures implemented by it will not be circumvented in the future, which could have a material adverse effect on the Company's business, financial condition or results of operations.

Lack of Established Market for Products and Services; Dependence on Internet and Intranets as Mediums of Commerce and Communications:

The market for the Company's streaming media products and services is new and evolving rapidly. It depends on increased use of the Internet and intranets. If the Internet and intranets are not adopted as methods for commerce and communications, or if the adoption rate slows, the market for the Company's products and services may not grow, or may develop more slowly than expected.

The Company believes that increased Internet use may depend on the availability of greater bandwidth or data transmission speeds or on other technological improvements, and the Company is largely dependent on third party companies to provide or facilitate these improvements. Changes in content delivery methods and emergence of new Internet access devices such as TV set-tops boxes could dramatically change the market for streaming media products and services if new delivery methods or devices do not use streaming media or if they provide a more efficient method for transferring data than streaming media.

The electronic commerce market is relatively new and evolving. Sales of the Company's products depend in large part on the development of the Internet as a viable commercial marketplace. There are now substantially more users and much more "traffic" over the Internet than ever before, use of the Internet is growing faster than anticipated, and the technological infrastructure of the Internet may be unable to support the demands placed on it by continued growth. Delays in development or adoption of new technological standards and protocols, or increased government regulation, could also affect Internet use. In addition, issues related to use of the Internet and intranets, such as security, reliability, cost, ease of use and quality of service, remain unresolved and may affect the amount of business that is conducted over the Internet and intranets.

Product Delays and Errors:

The Company has experienced development delays and cost overruns associated with its product development. It may encounter such problems in the future. Delays and cost overruns could affect the Company's ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements. The Company's products also may contain undetected errors that could cause adverse publicity, reduced market acceptance of the products, or lawsuits by customers.

Online Commerce Security Risks:

Online commerce and communications depend on the ability to transmit confidential information securely over public networks. Any compromise of the Company's ability to transmit confidential information securely, and costs associated with the prevention or elimination of such problems, could have a material adverse effect on the Company's business.

International Operations:

The Company markets and sells its products in both the United States and Canada. As such, it is subject to the normal risks of doing business abroad. Risks include unexpected changes in regulatory requirements, export and import restrictions, tariffs and trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, potential adverse tax consequences, exchange rate fluctuations, increased risks of piracy, limits on the Company's ability to enforce its intellectual property rights, discontinuity of the Company's infrastructures, limitations on fund transfers and other legal and political risks. Such limitations and interruptions could have a material adverse effect on the Company's business. The Company does not currently hedge its foreign currency exposures.

Dividend Policy:

The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends received from the Company will remain subject to the discretion of the Company's Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

The Lack of Assurance  That the Company Will Be Able to Meet Its Future  Capital
Requirements:

The Company currently has no source of operating cash flow to fund future projects or corporate overhead. The Company has limited financial resources, and there is no assurance that additional funding will be available. The Company's ability to continue to operate will be dependent upon its ability to raise significant additional funds in the future.

Risks Associated with Penny Stock Classification:

The Company's stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3151-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the common shares in the United States and shareholders may find it more difficult to sell their shares.



Significant Customers and/or Suppliers
--------------------------------------

The Company is currently in the development stage and, as such, has no significant customers and/or suppliers.

Employees
---------

At 2/11/00 the Company operated with the services of its Directors, Executive Officers, thirteen additional employees and four independent contractors. There is no collective bargaining agreement in place.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS
---------------------------------------------
OR PLAN OF OPERATION
--------------------

SELECTED FINANCIAL DATA
-----------------------

The selected financial data in Table No. 1 for the period from incorporation on "August 24, 1998 to August 31, 1999 was derived from the financial statements of the Company.

The selected financial data for Destiny Software in Table No.1a for Fiscal 1999, ended August 31st, was derived from the financial statements of Destiny Software.

The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                  Table No. 1 (Destiny Media Technologies Inc.)
                          Selected Financial Data (US$)

-------------------------------        ---------------------------
                                       The Period 8/24/98 (date of
                                         incorporation) to 8/31/99
-------------------------------        ---------------------------

Revenue                                                         0
-------------------------------        ---------------------------
Net Income(Loss)                                        ($59,500)
-------------------------------        ---------------------------
Earnings (Loss) per Share                                 ($0.01)
-------------------------------        ---------------------------
Dividends per Share                                             0
-------------------------------        ---------------------------
Number of Shares Outstanding                            5,950,000
-------------------------------        ---------------------------

-------------------------------        ---------------------------
Working Capital                                        ($594,236)
-------------------------------        ---------------------------
Long Term Debt                                                  0
-------------------------------        ---------------------------
Shareholders' Equity                                            0
-------------------------------        ---------------------------
Total Assets                                             $594,236
-------------------------------        ---------------------------

                Table No. 1a (Destiny Software Productions Inc.)
                         Selected Financial Data (Cdn$)

------------------------------- --------------------------- ---------------------------
                                Fiscal Year Ended 8/31/99   Fiscal Year Ended 8/31/98
------------------------------- --------------------------- ---------------------------
Revenue                                            $15,678                      $6,221
------------------------------- --------------------------- ---------------------------
Net Income (Loss)                               ($285,239)                   ($62,759)
------------------------------- --------------------------- ---------------------------
Earnings (Loss per Share)                      ($2,852.39)                   ($627.59)
------------------------------- --------------------------- ---------------------------
Dividends per Share                                      0                           0
------------------------------- --------------------------- ---------------------------
Number of Shares Outstanding                           100                         100
------------------------------- --------------------------- ---------------------------

------------------------------- --------------------------- ---------------------------
Working Capital                                   $507,033                   ($19,696)
------------------------------- --------------------------- ---------------------------
Shareholder's Equity (Deficit)                  ($304,935)                   ($19,696)
------------------------------- --------------------------- ---------------------------
Total Assets                                      $830,299                     $47,809
------------------------------- --------------------------- ---------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
-----------------------------------------------------------
AND RESULTS OF OPERATION
------------------------

The following discussion of the Company's financial condition and results of operations should be read together with the financial statements and related notes that are included later in this registration statement. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" or in other parts of this registration statement.

The Company was incorporated in Colorado, USA on August 24, 1998.

The Company started business on March 1, 1999 with initial shareholder contributions of $59,500.

Initially the Company was involved in the acquisition of mineral properties with the intent to explore the properties for economic reserves of ore. In June of 1999 the Company abandoned this business direction and began the process of acquiring Destiny Software Productions Inc.

Since beginning the process of acquiring Destiny Software Production Inc., the Company's operating activities have related primarily to recruiting personnel, purchasing operating assets, conducting research and development, marketing the Destiny Media Player, the RadioDestiny Broadcaster and the ScreamingAudio RadioDestiny Web Clip Player and Compressor, and continuing development of the Company's low latency internet telephone, voice e-mail package and voice based chat engine.

The Company has a limited operating history upon which an evaluation of it and its prospects can be based. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in early stages of development, particularly companies in rapidly changing markets such as media delivery and electronic commerce over the Internet and intranets. There can be no assurance that the Company will achieve or sustain profitability.

The Company plans to invest heavily in research and development and sales and marketing. The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company expects to grow at rates that will require more funds than will be generated by profitable operations which the Company expects to report during Fiscal 2001 and Fiscal 2002. The Company has had preliminary discussions with various parties regarding the sale of equity capital; however, there are no definitive agreements and there can be no assurance that additional equity capital sales can be completed.

Cash Balances

The Company maintains its major cash balances at one financial institution located in Vancouver, British Columbia CANADA. The balances are insured up to Cdn$60,000 per account by the Canada Deposit Insurance Corporation. At February 11, 2000, there were no uninsured cash balances.


Commitments and Contingencies

The Company leases its office facility in Vancouver, British Columbia CANADA. The Company entered into a one year lease in April 1999. The lease payment is Cdn$6,704 per month.

Liquidity and Capital Resources

The Period August 24, 1998 (Date of Inception) to August 31, 1999: Destiny Media

Cash used in Fiscal 1999 Operating Activities totaled ($59,500), including the ($59,500) Net Loss. There were no primary adjusting items. Cash used in Fiscal 1999 Investing Activities totaled ($594,236). Cash provided by Fiscal 1999 Financing Activities totaled $653,736.


The Fiscal Year Ended 8/31/99: Destiny Software Productions, Inc.

Cash used in Fiscal 1999 Operating Activities totaled (Cdn$220,913), including the (Cdn$285,239) net loss. The primary adjusting items during this period were amortization of capital assets of Cdn$19,224 and amortization of projects under development of Cdn$22,200.

Cash used in Investments totaled Cdn$131,806 which consisted of capital asset purchases; however, this figure was offset by cash which was acquired on the acquisition of Destiny Software of Cdn$45,336 so the net amount of cash used in investment was Cdn$86,470.

Cash provided by financing activities totaled Cdn$820,462.

The resulting increase in cash at the end of the year was Cdn$513,079 and when the negative cash position of (Cdn$17,157) was accounted for the cash position at the end of the year was $495,922.

The Fiscal Year Ended 8/31/98: Destiny Software

At August 31, 1998, Destiny Software had a net loss of Cdn$62,759; however, when the amortization of capital assets of Cdn$5750 is added back; debt forgiveness of Cdn$25,000 is taken away; the write-off of goodwill is added back; and, the changes in operating assets and liabilities of Cdn$9894 is added back in, Destiny Software Productions Inc. had a cash position from operations of Cdn$5,510.

Financing activities used cash in the amount of Cdn$4,414 leaving Destiny Software with an increase in cash at 8/31/98 of only Cdn$1,096. Since the cash position at September 1, 1997 was a negative (Cdn$18,253), the cash position of Destiny Software was a negative (Cdn$17,157) as of August 31, 1998.


Results of Operations

The Period August 24, 1998 (Date of Inception) to August 31, 1999: Destiny Media

The Company received no revenues during this period.

General and administrative expenses totaled $59,500. These were broken down as follows: Filing fees of $450; Management fees of $38,958; Office and miscellaneous related expenses of $9,374; Professional fees of $1,968; Rent of $8,000; and Transfer agent fees of $750.

For the Period August 24, 1998 (Date of Inception) to August 31, 1999 the Company reported a net loss of ($59,500).

Results of Operations for the Year Ended August 31, 1999: Destiny Software

For the year ended August 31, 1999, Destiny Software had revenues of Cdn$15,678. The revenues consisted of sales of Cdn$13,117; rental income of Cdn$1,200; and, interest income of Cdn$$1,361.

Expenses for the year totaled Cdn$300,917 resulting in a net loss for the year ended August 31, 1999 was Cdn$285,239.

The major expenses for this period were advertising and promotion of Cdn$15,170; amortization of Cdn$41,424; management salaries of Cdn$73,250; rent of Cdn$23,153; research and development of Cdn$33,591; telephone and communications of Cdn$13,011; and, wages and benefits of Cdn$42,622.

In the prior year, ended August 31, 1998, Destiny Software had total revenues of Cdn$6,221 (sales of Cdn$4,080 and interest income of Cdn$2,141) and expenses of Cdn$24,489. During this period Cdn$25,000 in debt was forgiven and management decided to write off goodwill in the amount of Cdn$77,625, so the total loss was Cdn$70,893. An income tax recovery of (Cdn$8,134) left Destiny Software Productions Inc. with a net loss of Cdn$62,759.

Plan of Operations for the period February 2000 through February 2001.

During the next twelve months, the Registrant plans on concentrating its efforts in the following three areas:

     1. Marketng the "Clipstream" java based audio streaming solution. Development has been completed and the Company is now embarking on a marketing and sales program to fully exploit and maximize revenue from this product. Secure online sales are now available online at www.clipstream.com. A sales group will be assembled for direct sales efforts. This will include both inside and outside sales. License agreements and partnership opportunities will be sought with larger content providers, aggregators and resellers.

Additional product development will take place to extend the product to a rich media ad banner product targeted to the advertising community and interactive ad agencies.

     2. Product development is planned to complete the: Listen Look and Buy" streaming metadata component of the RadioDestiny Broadcast solution. Once complete, this product will then be launched and marketed in the second quarter.

     3. Continued marketing of the Destiny Media Player to build the registered users base is also planned. This will include various online promotions and marketing initiative, trade show participation and partnership opportunities.

As stated above, the Registrant will have to raise additional funds to complete the forementioned business plan. As yet, no investment banking agreements have been reached. There is no guarantee that the Registrant will be able to raise the capital necessary to complete the business plan for the period February 2001 to February 2001.


Subsequent Events

On October 20, 1999, the Company completed the purchase of Destiny Software Productions Inc. with the issuance of 600,000 common shares in the capital of the Company to the owners of Destiny Software Productions Inc.

On November 9, 1999 the Company completed a private placement financing whereby it sold 617,000 shares (pre-split) of common stock at a price of Cdn$1.86 per share. This financing began in June 1999 and did not officially close until November 9, 1999. The Company intends on using the proceeds from this financing to repay long term debt outstanding at fiscal year end; to repay an additional note payable in the amount of $120,000 received subsequent to fiscal year end; and, continue development work on its products.


On December 30, 1999 the Registrant announced that the Board of Directors had approved a three for one stock split. The split was affected in the form of a 200% stock dividend to the shareholders of record on December 30, 1999. The additional shares were to be distributed by American Securities Transfer and Trust Inc. ("AST"), the Registrant's transfer agent. Shareholders were required to exchange their existing shares as instructed by AST.

The Company is currently involved in a private placement whereby it is selling 1,000,000 units. Each unit consists of one common share and one warrant exercisable for a period of six months from the closing of the private placement. Each unit is selling for $1.00 and the warrants will give the holder the right to purchase one additional share of common stock for $3.00. This offering is being made under Regulation S to offshore investors. The stock is restricted for a period of one year and is then subject To Rule 144.


Known Trends

Management has determined that because of the deficiency in working capital, significant operating losses and lack of liquidity, there is doubt about the ability of the Company to continue in existence unless additional working capital is obtained. Consequently such trends or conditions could have a material adverse effect on the Company's financial position, future results of operations, or liquidity. The Company currently has plans to raise sufficient working capital through equity financing or reorganization of the Company. Inflation

The Company's results of operations have not been affected by inflation and management does not expect inflation to have a material impact on its operations in the future.

Y2K Compliance

Many currently installed computer systems and software products worldwide are coded to accept only two-digit entries to identify a year in the date code field. Consequently, on January 1, 2000, many of these systems could fail or malfunction because they are not able to distinguish between the year 1900 and the year 2000. Accordingly, many companies, including Euro Industries and its customers, potential customers, vendors and strategic partners, may need to upgrade their systems to comply with applicable year 2000 requirements.

Because the Company and its customers depend, to a very substantial degree, upon the proper functioning of computer systems, a failure of these systems to correctly recognize dates beyond January 1, 2000 could disrupt operations. Any disruptions could harm the Company's business. Additionally, the Company's failure to provide year 2000 compliant solutions to its customers could result in financial loss, reputational harm and legal liability. The Company believes that its products and services are year 2000 compliant; however, these products and services are often integrated with other systems that may not be compliant.

Management has initiated communication with the Company's significant vendors to determine the extent to which they are vulnerable to year 2000 issues. The Company has not yet received sufficient information on year 2000 remediation plans of these vendors in order to predict the outcome of their efforts.

The Company has not made a full assessment of the extent to which its customers might be vulnerable to year 2000 issues. Likewise, it has not made a full assessment of the extent to which other third parties with which it transacts business have determined their vulnerability to year 2000 issues.

The Company is developing contingency plans for critical individual information technology systems and non-information technology systems to address year 2000 risks not fully resolved by its year 2000 program. Management believes that the year 2000 risk will not present significant operational problems for the Company. However, there can be no assurance that the Company's year 2000 program will prevent any harm to its business. Management believes that the total cost of the Company's year 2000 program will not be material.
FORWARD-LOOKING STATEMENTS

From time-to-time, the Company or its representatives may have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but not limited to, press releases, oral statements made with the approval of an authorized executive officer or in various filings made by the Company with the Securities and Exchange Commission or other regulatory agencies. Words or phrases "will likely result", "are expected to", "will continue", " is anticipated", "estimate", "project or projected", or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The Reform Act does not apply to initial registration statements, including this filing by the Company. The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements, so as to maximize to the fullest extent possible the protections of the safe harbor established in the Reform Act. Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements.

The risks identified here are not inclusive. Furthermore, reference is also made to other sections of this Registration Statement that include additional factors that could adversely impact the Company's business and financial performance. Also, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it access the impact of all such risk factors on the Company's business or the extent to which any factor or combination of factors may cause actual results to differ significantly from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

ITEM 3. DESCRIPTION OF PROPERTY
-------------------------------

The Company leases approximately 2,400 square feet of space at 950 - 555 West Hastings Street, Vancouver, British Columbia CANADA V6B 4N4 for administrative and sales efforts. The Company pays Cdn$6704.00 per month, with a lease term of one year, for this facility. The Company considers the facility adequate for current purposes.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
------------------------------------------------------------
         MANAGEMENT
         ----------

The Registrant is a publicly-owned corporation, the shares of which are owned by United States and Canadian residents. The Registrant is not controlled directly or indirectly by another corporation or any foreign government.


Table No. 2 lists as of February 11, 2000 all persons/companies the Registrant is aware of as being the beneficial owner of more than five percent (5%) of the common stock of the Registrant.

                                  Table No. 2

Title                              Amount and Nature Percent
  of                               of Beneficial     of
Class   Name of Beneficial Owner   Ownership         Class #
------  ------------------------   ----------------- -------
Common  Steve Vestergaard  (1)     5,441,664           25.3%
                                   ---------

  TOTAL                            5,441,664           25.3%
                                   ---------

# Based on 21,501,000 shares outstanding as of February 11, 2000 and options to purchase shares of common stock.

(1) Includes a vested option to purchase 41,664 shares of common stock.


Table No. 3 lists as of February 11, 2000 all Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

                                   Table No. 3
                Shareholdings of Directors and Executive Officers


Title                                 Amount and Nature Percent
  of                                      of Beneficial      of
Class   Name of Beneficial Owner              Ownership Class #

Common  Steve Vestergaard, Pres. & Director (1)          5,441,664    25.3%
Common  Mark Lotz, Chief Financial Officer (2)              21,500     0.1%
Common  Ed Kolic, Chief Operating Officer & Secretary (3)  341,664     1.6%
Common  Greg Foisy, Director (4)                            12,000     0.1%
Common  Howard Louie, Director (5)                         300,000     1.2%
                                                           -------
        Total                                            6,116,328    28.3%
                                                         =========

# Based on 21,501,000 shares outstanding as of February 11, 2000.

(1)      Includes vested options to purchase 41,664 shares of common stock.

(2)      Includes vested options to purchase 12,000 shares of common stock.

(3)      Includes vested options to purchase 41,664 shares of common stock.

(4)      Includes vested options to purchase 12,000 shares of common stock.

(5)      Includes vested options to purchase 12,000 shares of common stock.



ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
-----------------------------------------------------
         CONTROL PERSONS
         ---------------


Table No. 4 lists as of February 11, 2000 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual Shareholders' Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada.

                                   Table No. 4
                                    Directors

                                                      Date First
                                                       Elected
Name                                    Age          or Appointed
---------------------                   ---          ------------
Steve Vestergaard (1)                    33             July 1999
Greg Foisy     (1)                       38             Oct. 1999
Howard Louie   (1)                       39             Oct. 1999
Ed Kolic                                 40             July 1999

(1)  Member of Audit Committee.


Table No. 5 lists, as of February 11, 2000, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are residents/citizens of Canada.


                                   Table No. 5
                               Executive Officers

Name               Position                              Date of Board Approval
------------------ ------------------------------------- ----------------------

Steve Vestergaard, President                                   Oct. 1999
Mark Lotz          Chief Financial Officer                     Oct. 1999
Ed Kolic           Chief Operating Officer and Secretary       Oct. 1999

Business Experience

Steve Vestergaard. Mr. Vestergaard is President and a Director of the Company. He has been employed by the Company since June 1999 when the Company began negotiations to purchase Destiny Software Productions Inc. His responsibilities include coordinating strategy, planning, and product development. Mr. Vestergaard devotes 100% of his time to the affairs of the Company. He has been involved in the software development industry since 1982 at which time he founded a private company called Tronic Software. Tronic Software was a developer of computer games which were sold by mail order. In 1990 he became employed by Distinctive Software Inc., a company which later changed its name to Electronic Arts Canada. At Electronic Arts Canada he was involved in developing game products. In 1991 he became the Chief Executive Officer of Destiny Software Productions, Inc. At Destiny Software Productions Inc. his responsibilities included not only general managerial functions, but also supervision of the development of computer games. Mr. Vestergaard hold an International Baccalaureate Degree and a Bachelor of Science Degree in Computer Science from the University of British Columbia.

Ed Kolic. Mr. Kolic is the Chief Operating Officer and Secretary. His responsibilities include overseeing the marketing efforts of the Company. He devotes 100% of his time to the affairs of the Company. From 1988 until 1995, he was employed as the President of Target Canada Production Ltd. His experience includes the production of documentary television, educational and information programming for the Canadian Educational Television Networks, large screen interactive presentation media for international conferences and a range of communication programs for corporate, government and institutional clients. From 1993 until 1997, he was a partner in a private company called Jacqueline Conoir Designs Ltd. which is a fashion design house. At Conoir Designs Ltd. he developed all of the marketing, communications and image strategies for the company. From 1997 until June of 1999, he was the president of WonderFall Productions Inc., a computer game development company, which he sold to the Company in June of 1999.

Mark Lotz. Mr. Lotz is the Chief Financial Officer of the Company. He devotes 100% of his time to the affairs of the Company. Prior to joining the Company in August 1999, Mr. Lotz was an Examiner with the Vancouver Stock Exchange where he was responsible for the regulation of Canadian stockbrokerage firms. Prior to joining the Vancouver Stock Exchange in 1995, Mr. Lotz was employed by Coopers & Lybrand as an auditor. Mr. Lotz holds the designation of Chartered Accountant. He graduated from Simon Fraser University in Vancouver, British Columbia where he received a Bachelors Degree in Business Administration.


Howard Louie. Mr. Louie is a member of the Company's Board of Directors. His private and public company activity during the past five years includes serving as the President and a Director of Unimet Capital Corp from 1992 until 1997. Unimet Capital Corp. is a private investment group which provides advisory services in corporate finance for both public and private corporations. From 1994 until 1997 he served as the President and a Director of GR Unimet Financial Corp. which is a joint venture between Unimet Capital Corp. and Grand Resources Group Joint, a financial institution based in Hong Kong. During 1998 and 1999, Mr. Louie was a Managing Director of D&G Investment Corp., a private Canadian company incorporated in the province of British Columbia involved in investing in private companies located in British Columbia. As a member of the Company's Board of Directors, Mr. Louie devotes ten percent of his time to the affairs of the Company.


Greg Foisy. Mr. Foisy is a member of the Company's Board of Directors. From 1986 until 1991 Mr. Foisy worked in sales with Apollo Computer, which subsequently became the workstation division of Hewlett-Packard. In 1991 he became employed by a company called Interactive Development Environments, a software company specializing in development tools. He opened up the first offices in Canada for Interactive Development Environments and was successful in making the Canadian organization one of the top producing regions within that company. He left Interactive Development Environments in 1995 and founded a private company called Red Brick Systems. Red Brick Systems is a provider of database technology for the Data Warehousing and Decision Support market space and was involved in providing loyalty management and click-stream analysis for companies involved in e-commerce or internet access. In 1998, Red Brick Systems was purchased by a company called Informix. Mr. Foisy is now employed as the Director of Sales for Data Warehousing for Informix. As a member of the Board of Directors, Mr. Foisy devotes 5% of his time to the affairs of the Company.


There have been no events during the last five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:

a) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

b) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

c) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities;

d) being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships
--------------------

There are no family relationships between any of the officers and/or directors.

Other Relationships/Arrangements
--------------------------------

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer. There are no material arrangements or understandings between any two or more Directors or Executive Officers.


ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. During Fiscal 1999, no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.

The Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers. The Company has no formal stock option plan which has been approved by regulatory authorities or other long-term compensation program.


The CEO/President's and COO's compensation are outlined in the following table which also includes the material terms of the two employment agreements:

------------------------------------- ----------------------------------- -----------------------------------
                                      Steve Vestergaard (CEO)             Ed Kolic (COO)
------------------------------------- ----------------------------------- -----------------------------------
Responsibilities                      All operations of the business      Responsible for all
                                      including financial,                administration, operational,
                                      administration, operational, and    marketing, and product development
                                      software development activities
                                      of the Company, its subsidiaries
                                      and associated companies.
------------------------------------- ----------------------------------- -----------------------------------
Reports to                            Board of Directors                  CEO and the Board of Directors
------------------------------------- ----------------------------------- -----------------------------------


                                   29

Commencement date                     Aug 01,1999                         Aug 01,1999
------------------------------------- ----------------------------------- -----------------------------------
Term                                  24 months                           24 months
------------------------------------- ----------------------------------- -----------------------------------
Severance - For no cause              6 months                            6 months
------------------------------------- ----------------------------------- -----------------------------------
Severance - On                        1  years  salary  + 2 years 1 years
change of Control                     salary + 2 years  performance bonus
                                      +  waiver  of  performance  bonus +
                                      waiver of vesting on stock  options
                                      vesting on stock options
------------------------------------- ----------------------------------- -----------------------------------
Salary                                $78,000  CDN                        $78,000  CDN
------------------------------------- ----------------------------------- -----------------------------------
Salary on completion of second        $120,000, escalating to $150,000    $100,000, escalating to $120,000
round of financing ($2.5 million      on October 01, 2000                 on October 01, 2000
USD)
------------------------------------- ----------------------------------- -----------------------------------



During Fiscal 1999, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.


Except as indicated above, the Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2000 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per Executive Officer.


The Company has two written employment agreements.

Other than that disclosed above, no compensation was paid during Fiscal 1999 to any of the officers or directors of the Company to the extent that they were compensated in excess of $60,000.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

On October 20, 1999 the Company completed the purchase of Destiny Software Productions Inc., a private corporation wholly owned by Steve Vestergaard, the current president of the Company. The purchase price was 600,000 shares (pre-split) of restricted common stock.


In June 1999 the Destiny Software purchased WonderFall Productions Inc. from Mr. Ed Kolic, the Secretary and Chief Operating Officer of the Registrant.

On September , 1999, Jade Co., a company a private company owned by a shareholder of the Registrant, loaned the Registrant $250,000 to assist in covering operating expenses.


Other than described above, there have been no transactions since August 24, 1998 (Date of Inception), or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more that 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.


ITEM 8.  DESCRIPTION OF SECURITIES
----------------------------------

The authorized capital of the Registrant is 100,000,000 shares of common stock with a par value of $0.001 per share. 5,950,000 shares of common stock were issued and outstanding at August 31, 1999, the end of the most recent fiscal year. Subsequent to a stock split on December 30, 1999, there were 21,501,000 shares of common stock outstanding as of December 30, 1999.

All common shares are equal to each other, and when issued, are fully paid and non-assessable, and the private property of shareholders who are not liable for corporate debts. Each holder of a common share of record has one vote for each share of stock outstanding in his name on the books of the Corporation and shall be entitled to vote said stock.

The common stock of the Company shall be issued for such consideration as shall be fixed from time to time by the Board of directors. In the absence of fraud, the judgment of the Directors as to the value of any property or services received in full or partial payment for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the board of Directors, such shares shall be taken to be fully paid stock and shall be non-assessable.

Except as may otherwise be provided by the Board of Directors, holders of shares of stock of the Corporation shall have no preemptive right to purchase, subscribe for or otherwise acquire shares of stock of the Company, rights, warrants or options to purchase stocks or securities of any kind convertible into stock of the Company.

Dividends in cash, property or shares of the Company may be paid, as and when declared by the Board of Directors, out of funds of the Company to the extent and in the manner permitted by law.

Upon any liquidation, dissolution or winding up of the Company, and after paying or adequately providing for the payment of all its obligations, the remainder of the assets of the company shall be distributed, either in cash or in kind, pro rata to the holders of the common stock, subject to preferences, if any, granted to holders of the preferred shares. The Board of Directors may, from time to time, distribute to the shareholders in partial liquidation from stated capital of the Company, in cash or property, without the vote of the shareholders, in the manner permitted and upon compliance with limitations imposed by law.

Each outstanding share of common stock is entitled to one vote and each fractional share of common stock is entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. Cumulative voting shall not be allowed in the election of Directors of the company and every shareholder entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are Directors to be elected, and for whose election he has a right to vote.

When, with respect to any action to be taken by the Shareholders of the Company, the Colorado Corporation Code requires the vote or concurrence of the holders of two-thirds of the outstanding shares entitled to vote thereon, or of any class or series, any and every such action shall be taken, notwithstanding such requirements of the Colorado Corporation Code, by the vote or concurrence of the holders of a majority of the outstanding shares entitled to vote thereon, or of any class or series.

Debt Securities to be Registered. Not applicable.
--------------------------------
American Depository Receipts.  Not applicable.
----------------------------
Other Securities to be Registered.  Not applicable.
---------------------------------

                                     PART II

Item 1.  Market Price Of And Dividends on the Registrant's
----------------------------------------------------------
         Common Equity and Other Shareholder Matters
         -------------------------------------------

The Company's common stock trades in the "Pink Sheets" in the United States, having the trading symbol "DSNY" and CUSIP# 25063G 105. Trading volume and high/low/closing prices, on a monthly basis, since the stock began trading on the Pink Sheets on June 17, 1999.

                                   Table No. 7
                           DSNY Stock Trading Activity


                       ---------- ----- ----- -----  --------
                         Month     High  Low  Close   Volume
                       ---------- ----- ----- ----- ---------
                       June       $1.50 $0.05 $1.50   920,200
                       ---------- ----- ----- ----- ---------
                       July       $2.85 $1.49 $2.80   587,400
                       ---------- ----- ----- ----- ---------
                       August     $3.25 $2.50 $3.20   185,200
                       ---------- ----- ----- ----- ---------
                       September  $3.10 $2.50 $3.05   152,400
                       ---------- ----- ----- ----- ---------
                       October    $3.13 $2.00 $2.98   293,500
                       ---------- ----- ----- ----- ---------


The Company's common stock is issued in registered form. American Securities Transfer and Trust (located in Denver, Colorado) is the registrar and transfer agent for the common stock.


On February 15, 2000 the shareholders' list for the Company's common shares showed fifteen (15) registered shareholders and 21,501,000 of common stock outstanding.


The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and expansion of its business.

ITEM 2.  LEGAL PROCEEDINGS
--------------------------

The Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------
                                 Not Applicable


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------

By March 1999, the Company sold 5,950,000 (pre-split) common shares for an aggregate purchase price of $59,500.

The shares of common stock in the foregoing offering, was offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 504 of the Securities Act of 1933, as amended and under the exemption to registration under Section 11-51-308(1)(p) of the Colorado Securities Act.

On October 20, 1999, the Company issued 600,000 (pre-split) shares of its restricted common stock to complete its purchase of Destiny Software Productions Inc.

The shares of common stock issued to Destiny Software Productions Inc., were offered pursuant to an exemption to registration provided under Section 4(2), of the Securities Act of 1933.

On November 9, 1999, the Company completed a private placement financing which was begun in June 1999. As a result of this financing the Company issued 617,000 restricted common shares. These shares were offered pursuant to an exemption to registration provided under Section 4(2), of the Securities Act of 1933.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

The Company's By-Laws address indemnification under Article Seven (b).

The corporation shall indemnify, to the maximum extent permitted by Colorado law, any person who is or was a director, officer, agent, fiduciary or employee of the corporation against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he is or was a director, officer, agent, fiduciary or employee of the corporation or because he is or was serving another entity or employee benefit plan as a director, officer, partner, trustee, employee, fiduciary or agent at the corporation's request. The corporation shall further have the authority to the maximum extent permitted by Colorado law to purchase and maintain insurance providing such indemnification.


                                    PART F/S

ITEM 1.  FINANCIAL STATEMENTS
-----------------------------

The financial statements and notes thereto as required under ITEM #13 are attached hereto and found immediately following the text of this Registration Statement. The audit report of KPMG LLP, independent Chartered Accountants, for the audited financial statements for Fiscal 1999, ended August 31, 1999 and notes
thereto  is  included  herein   immediately   preceding  the  audited  financial
statements.

(A-1) Audited Financial Statements: Fiscal 1999
-----------------------------------------------

Auditors' Report, dated October 22, 1999

Balance Sheet at 8/31/99

Statement of Operations and Deficit from incorporation on 8/24/98 to 8/31/99

Statement of Cash Flows from incorporation on 8/24/98 to 8/31/99

Statement of Changes in Stockholders' Equity from inception to 8/31/99

Notes to Financial Statements


(A-2) Destiny Software Production Inc. Consolidated Financial
-------------------------------------------------------------
Statements: August 31, 1999
---------------------------

Auditors' Report, dated October 22, 1999

Consolidated Balance Sheets at 8/31/99 and 8/31/98

Consolidated Statement of Operations and Deficit for the Fiscal Year ended 8/31/99 with comparative figures for 1998

Consolidated Statement of Cash Flows for the Fiscal Year ended 8/31/99 with comparative figures for 1998

Notes to Consolidated Financial Statements


(A-3) Destiny Media Technologies Inc. Proforma Consolidated
-----------------------------------------------------------
Financial Statements (Unaudited): August 31, 1999
-------------------------------------------------

Pro Forma Consolidated Balance Sheet at 8/31/99

Pro Forma Consolidated Statement of Loss for the Period ended August 31, 1999

Notes to Pro Forma Consolidated Financial Statements

                                    PART III
Item 1.  INDEX TO EXHIBITS:
---------------------------



Exhibit   Description
-------   -----------

 3(I)     Registrant's Amended Articles of Incorporation

 3(II)    Registrant's Bylaws

 4        Share Purchase Agreement

10.1      Employment Agreement*

10.2      Employment Agreement*

27        Financial Data Schedule


* Management contract or compensatory plan.